UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-51860

PALADIN REALTY INCOME PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

10880 Wilshire Blvd., Suite 1400, Los Angeles, California 90024

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1)	☒
Rule 12g-4 (a) (2)	☐
Rule 12h-3 (b) (1) (i)	☐
Rule 12h-3 (b) (1) (ii)	☐
Rule 15d-(6)	☐

Approximate number of holders of record as of the certification or notice date: 0 shareholders

Pursuant to the requirements of the Securities Exchange Act of 1934, Paladin Realty Income Properties, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: March 11, 2014

PALADIN REALTY INCOME PROPERTIES, INC.

By:	/s/ James R. Worms
James R. Worms President and Chief Executive Officer